Exhibit 12.1

Fuqi International, Inc.
Computation for Ratio of Earnings to Fixed Charges

(In thousands, except for ratios)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2009		2008		2007		2006		2005		2004
Income before provision for income taxes	$12,228		$34,740		$15,613		$6,790		$5,822		$4,207
Plus fixed charges:
Interest expense	418		1,437		1,239		799		498		100
Estimate of the interest within rental expense	-		-		-		-		-		-

Total fixed charges	418		1,437		1,239		799		498		100

Fixed charges	418		1,437		1,239		799		498		100

Earnings as defined	$12,646		$36,177		$16,852		$7,589		$6,320		$4,307

Ratio of earnings to fixed charges	30.3	x	25.2	x	13.6	x	9.5	x	12.7	x	43.1	x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, an estimate of the interest within rental expense. During the periods presented above, we had no preference securities outstanding.